EXHIBIT A

JOINT VENTURE AGREEMENT

EXECUTION COPY	11 NOVEMBER 2009

ALFA TELECOM TURKEY LIMITED

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ALTIMO HOLDING AND INVESTMENTS LIMITED

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TELIASONERA A.B.

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SONERA HOLDING B.V.

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TELIASONERA FINLAND OYJ

JOINT VENTURE AGREEMENT

Lovells LLP, Atlantic House, Holborn Viaduct, London EC1A 2FG

THIS JOINT VENTURE AGREEMENT (“AGREEMENT”) is entered into on the 11th day of November 2009

BETWEEN:

(1)	Alfa Telecom Turkey Limited, a company registered in the British Virgin Islands (registered number 100050) whose registered office is at Geneva place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands (“ATT”);

(2)	Altimo Holding and Investment Limited, a company registered in the British Virgin Islands (registered number 178274) whose registered office is at Trident Chambers, Wickams’ Cay 1, Road Town, Tortola, British Virgin Islands (“Altimo” and, together with ATT, the “Alfa Parties”);

(3)	TeliaSonera A.B., a company registered in Sweden (trade register number 5561034249) whose registered office is at SE-106 63, Stockholm, Sweden (“TSAB”);

(4)	Sonera Holding B.V., a company registered in the Netherlands (registered number 33271992) whose registered office is at Rodezand 34 K, 3011AN, Rotterdam, The Netherlands (“SHBV”); and

(5)	TeliaSonera Finland OYJ, a company registered in Finland (registered number 1475607-9 ) whose registered office is at Teollisuuskatu 15, 00510 Helsinki, Finland (“TSF” and, together with TSAB and SHBV, the “Sonera Parties”),

(collectively, the “Parties” and each, a “Party”)

WHEREAS:

(A)	The Parties are willing to restructure their and their respective affiliates’ direct and indirect interests in Turkcell Iletisim Hitzmetleri (“Turkcell”) which operates a mobile telephony network in the Republic of Turkey and OJSC Megafon (“Megafon”) which operates a mobile telephony network in the Russian Federation (each, an “Operating Company” and together, the “Operating Companies”) by contributing such interests into a newly incorporated entity independent from any shareholder in accordance with the governance principles set forth in this Agreement (the “Company”).

(B)	The Parties’ overall goals in establishing the Company are to generate returns and pay regular and meaningful dividends to the Company’s shareholders consistent with the dividend policy set forth herein and expand the Company’s and the Operating Companies’ operations primarily in emerging markets; the Parties’ objectives for the Company are pursuing operational improvements and efficiencies in Russia and Turkey and pursuing geographical expansion primarily into new emerging markets (subject to the provisions of this Agreement relating to telecommunications assets owned by the Parties outside of the Company) by the Company taking, directly or indirectly, controlling or substantial stakes with a clear path or view to control in companies whose assets are primarily located in emerging markets.

(C)	The Parties shall establish the Company in a western jurisdiction with headquarters in Europe, which will, in terms of costs, be run with the purpose of managing and operating the Company, including the headquarters itself, and the Operating Companies in the most cost effective manner.

(D)

The Parties intend that management of the Company, in order to fulfil the goals specified above, will focus on the Company’s and the Operating Companies’ and members of their respective group’s business and operations, including (i) generating value from the Company, (ii) expanding in other markets, primarily in emerging markets, and (iii) exploiting synergies among the Operating Companies, and, in order to avoid undue disruption of the business of the

Operating Companies, will delegate significant operational authority to the Operating Companies and that the CEOs of the Operating Companies will have a direct reporting line to the Board and the CEO of the Company and the right and obligation, if requested by the Board, to be present at meetings of the Board; and further, that through participation in the Board of the Company and the boards of directors of the Operating Companies the Parties shall receive direct reports from the CEOs of the Company and the Operating Companies and that the Board shall have the ability to request direct reports from the Operating Companies as it sees fit.

(E)	The Parties acknowledge that potential conflicts of interest between the Company and any shareholder of the Company who might have a direct or indirect interest in a particular market shall not be a deterrent to the Company’s independent expansion into the relevant market, subject to the terms and conditions set forth herein; and the Parties further agree that the shareholders agreement related to the governance of the Company and other agreements that shall govern the creation and the operation of the Company (together the “Definitive Agreements”) shall provide for a clear mechanism for resolution of such conflicts of interest based on the principles set forth in this Agreement.

(F)	The Parties have agreed to work together in good faith and use their best efforts on commercially reasonable terms to negotiate and finalize the terms of the Definitive Agreements in order to consolidate their direct and indirect interests in the Operating Companies; the Parties intend that the principles set forth herein shall apply to the Company following the Closing Date (as defined below) and that the Definitive Agreements shall further reflect and expand in detail such principles.

(G)	Approximately 13.8% of Turkcell is held by the Sonera Parties and 51% of Turkcell’s share capital is held by Turkcell Holdings AS, a Turkish company (“TH”). 52.91% of the share capital in TH is held by Cukurova Telecom Holdings Limited, a company incorporated in the BVI (“CTH”). 49% of the share capital in CTH is owned by ATT and the remaining 51% is currently recorded in the share register of the company as being owned by Cukurova Finance International Limited (“CFI”). The share capital in CFI is currently recorded in the share register of the company as being owned by Cukurova Holdings A.S. (“CH”).

(H)	ATT asserts (the “ATT Claim”) that, with effect from 27 April 2007, pursuant to the enforcement of certain share charges and in satisfaction of monies due to it from CFI under a Facility Agreement of 28 September 2005, it appropriated 100% of the share capital of CFI from CH (the “CFI Shares”) and 51% of the share capital of CTH from CFI (the “CTH Shares”). ATT is currently seeking to have its enforcement of those share charges confirmed by declaration of the BVI Court (the “ATT Appropriation Proceedings”).

(I)	SHBV asserts that, pursuant to an agreement between CH and SHBV, CH became obliged to complete a transaction with SHBV to sell to SHBV the 52.91% of the share capital of TH (the “TH Shares”) now held by CTH (the “SHBV Claim”). SHBV has been pursuing the SHBV Claim in arbitration proceedings with their seat in Geneva (the “SHBV Geneva Arbitration”). On 29 July 2009, a second Partial Award from the tribunal in the SHBV Geneva Arbitration ordered specific performance by CH of the transaction and found that the loss that had been suffered by SHBV amounted to US$1.8 billion (as may be amended by the SHBV Geneva Arbitration tribunal, the “SHBV Damages Amount”).

IT IS AGREED:

1.	CREATION OF COMPANY

1.1

The Parties shall, subject to satisfactory conclusion of the existing disputes with third parties as to the ownership and control of the CFI Shares, CTH Shares and the TH Shares as set forth elsewhere in this Agreement and subject to obtaining all necessary third party consents, ensuring compliance with all applicable laws and securing all necessary regulatory approvals, contribute into the Company their respective direct and indirect holdings in the Operating

Companies which the Parties (or their respective affiliates1) own as of the date of this Agreement or come to own as contemplated by this Agreement. The Parties further agree that, from the date hereof until the termination of this Agreement, each of the Alfa Parties and the Sonera Parties shall limit their direct or indirect acquisitions (and those of their respective affiliates) of any shares or derivative securities in the Operating Companies to an aggregate amount not exceeding US$100 million in value except for direct or indirect acquisitions of the CTH Shares as provided herein. The Parties agree that if any such further interests have been acquired, a commercially reasonable mechanism will be agreed in the Definitive Agreements whereby the Parties’ respective stakes in the Operating Companies will be brought back into the same respective proportions as existed as of the date of this Agreement.

1.2	The Parties agree that they will contribute their respective direct and indirect interests, in the Operating Companies, in exchange for common equity interests in the Company on the terms and conditions to be specified in the Definitive Agreements (which they shall work together in good faith and use their best efforts to negotiate and agree on commercially reasonable terms following the execution of this Agreement and enter into as soon as possible on or after the BVI Disputes Resolution Date in order to consolidate their direct and indirect interests in the Operating Companies) and based on the valuation ratio mutually agreed between the Parties or, failing which, determined by an internationally recognized investment bank selected by the Parties according to the mutually agreed procedure set out in the Definitive Agreements. The Parties agree that the investment bank shall apply standard valuation principles that are commonly applied for the valuation of interests in companies similar to the Operating Companies. The valuation ratio presented by such investment bank shall be binding on the Parties, unless the Parties mutually agree that such valuation ratio shall be changed. For the avoidance of doubt and as further provided in clause 4.4, no control or other premium shall be applicable to the valuation of either Party’s contributed interests in either of the Operating Companies for purposes of the contributions of the Parties’ respective interests in the Operating Companies into the Company.

1.3	The Parties agree that the Company shall be created as an international independent telecommunication operator with the view to ensuring maximum liquidity for the shareholders of the Company and that the Company shall be admitted on, and shall have primary listing on, the New York Stock Exchange (“NYSE”) or, if the Parties mutually agree, any other recognised stock exchange of similar international standing. The Parties will ensure that the Company will have a reasonable free float. If deemed necessary by the Parties and in order to further increase liquidity of the Company, (i) in addition to NYSE, the shares (or depositary receipts) of the Company may also be admitted to trading on the RTS and/or MICEX and/or the Istanbul Stock Exchange, and/or (ii) the Parties may decrease their holdings in the Company on a pro rata basis, and/or (iii) the Company may issue additional new shares in a public offering. In the event that the Parties determine that it is desirable to preserve meaningful liquidity of Turkcell in Turkey, the Parties will maintain admission of Turkcell on the Istanbul Stock Exchange subject to applicable Turkish law.

1.4	The Parties agree that all shareholders in each Operating Company (other than any of the Parties or their affiliates) shall be offered the opportunity to contribute their interests in an Operating Company, and receive shares of, the Company on the same relative economic terms and conditions as the Parties hereto and in relation to Turkcell this may be achieved, to the extent allowed by applicable law and if practicable, either (i) by launching an international exchange offer for outstanding ordinary shares and depositary receipts of Turkcell in exchange

[1]

For the purposes of this Agreement, “affiliate” shall mean, with respect to any person, any other person which directly or indirectly controls, or is under common control with, or is controlled by, such person, whether through share ownership, by contract or otherwise.

for newly issued ordinary shares or depositary receipts of the Company, or (ii) by conducting a tender offer for the ordinary shares and depositary receipts of Turkcell accompanied by an initial public offer of the Company’s ordinary shares and/or depositary receipts (the proceeds of which shall be applied to finance the tender offer). The Parties shall jointly appoint an internationally recognized investment bank as underwriter and/or dealer manager as customarily required for the public transactions of this type and size.

1.5	TSF is the majority shareholder of Fintur Holdings B.V. (“Fintur”) and has a right of first refusal in respect of any sales of Fintur shares. The Parties have agreed that TSF shall have the right to notify ATT in writing of its desire to acquire Turkcell’s interest in Fintur within 10 (ten) business days following the earliest of (i) the Closing Date, (ii) the first date on which the Joint Venture Restructuring creating the Turkish JV (as defined in clause 4.1) is complete and (iii) the termination of this Agreement in accordance with clause 12. The Parties agree that, upon such notification, ATT and TSF and their respective affiliates shall use their best efforts, subject to compliance with applicable law, including, without limitation, fiduciary obligations, to support the sale of Turkcell’s interest in Fintur to TSF and such sale shall occur as soon as practicable, subject to governmental and third party approval, if necessary, but not later than 12 (twelve) months after TSF shall have exercised such option and shall be effected through the sale to TSF (or an affiliate of TSF identified by TSF) for cash of all shares of Fintur owned directly or indirectly by Turkcell at fair market value, with the terms of such sale to be negotiated and agreed on an arm’s length basis, and such sale shall be supported by a fairness opinion from an internationally recognised investment bank.

1.6	Each of Alfa Parties and Sonera Parties shall cooperate, and shall cause their affiliates to cooperate, in good faith and use their best efforts to assist each other in obtaining, reasonably in advance of the BVI Disputes Resolution Date to the extent possible, any third party approvals and governmental and regulatory approvals necessary for the execution of the Definitive Agreements, creation of the Company, contribution of the direct and indirect stakes in the Operating Companies into the Company and generally to give effect to the matters reflected in this Agreement.

1.7	If execution of the Definitive Agreements does not take place within six months following the BVI Disputes Resolution Date due to a failure by the Parties to agree the terms of the Definitive Agreements, each Party may submit to binding arbitration under the laws of England and Wales in order to determine whether either the Alfa Parties or the Sonera Parties acted unreasonably in refusing to agree to the other Parties’ reasonable proposal. If it is finally determined by the arbitration tribunal that either the Alfa Parties or the Sonera Parties acted unreasonably, the Alfa Parties or the Sonera Parties, as the case may be, shall pay to the other Parties an aggregate amount of Liquidated Damages (as defined in Schedule 1.7).

2.	CORPORATE GOVERNANCE OF THE COMPANY

2.1	The Parties shall cause the Company to maintain its headquarters and its domicile for tax purposes in a European jurisdiction to be mutually agreed. The Parties shall use their best efforts to ensure that any dividend distributions made by the Company are not subject to double taxation and that a tax efficient treatment for asset and share acquisitions and disposals occurring to and from or between the Company and any of the Operating Companies is achieved.

2.2	The Parties shall cause those employed at the Company’s headquarters to focus primarily on (i) carrying out international expansion primarily into emerging markets, (ii) consolidating financials of operating companies, (iii) managing investor relations and (iv) delivering any operational synergies between the Operating Companies and members of their respective groups.

2.3	As described in more detail in this clause 2.3, the Company’s governance structure shall adhere to the internationally recognized principles applicable to large independent companies and shall consist of (i) annual and, to the extent necessary, extraordinary shareholders meetings, (ii) a board of directors (the “Board”) and (iii) if agreed between the Parties or required by applicable law, a management board, which will consist of a Chief Executive Officer (“CEO”) and a limited number of other members of the management of the Company.

2.3.1	Shareholders Meetings. (i) In addition to those matters requiring shareholder approval under applicable law, the following matters shall be subject to the approval of the Company’s shareholders unless otherwise agreed by the Parties in the Definitive Agreements:

(a)	changes to the memorandum of association or bye-laws of the Company,

(b)	election of the Board (which shall be conducted on a cumulative voting basis2), subject to voting agreements related to board representation of major shareholders,

(c)	significant transactions, including, without limitation, (1) transactions (or series of related transactions) with an aggregate value in excess of the limit agreed between the Parties in the Definitive Agreements and (2) sale of a controlling interest (in one or a series of related transactions) in any of the Operating Companies,

(d)	appointment of the Company’s auditors (who shall be one of the internationally recognized auditing firms), and

(e)	any other matters reasonably proposed by any of the Parties.

(ii) Decisions at the Shareholders Meeting shall be made by simple majority of the shareholders participating in the meeting, except for (a) matters that require higher shareholder approval under applicable law, (b) election of the Board, which shall be conducted by cumulative voting (subject to voting agreements related to board representation of major shareholders), (c) related party3 transactions that shall require simple majority of the non-interested shareholders participating in the shareholders meeting, (d) sale of a controlling interest (in one or a series of related transactions) in any of the Operating Companies that shall require a qualified majority of the shareholders (the major shareholders shall be allowed to participate in the sale of the Operating Companies), and (e) such other matters as may be agreed by the Parties that shall require a qualified majority of the shareholders.

2.3.2	Board. (i) Unless the Parties agree otherwise in the Definitive Agreements and subject to applicable law, the Board’s authority shall include, inter alia, the following matters:

(a)	approval of the annual budget and business plan as well as business strategy of the Company and the Operating Companies, including the approval for the headquarters budget as a separate agenda item;

[2]

For the purposes of this Agreement ‘cumulative voting’ shall mean that each shareholder shall have as many votes per share as there are Director positions to be filled and shall be allowed to cast those votes for one candidate or distribute them in any way among the candidates, as specified by the shareholder at the time such votes are cast.

[3]

For the purposes of this Agreement, with respect to a Party, the term ‘related party’ shall mean any subsidiary, holding company or other company, or other person or entity a Party controls or is controlled by, either directly or indirectly, via share ownership, contractual arrangements or otherwise, or a company or entity in which a Party has a material interest. The materiality threshold to be agreed in the Definitive Agreements.

(b)	except for transactions that require shareholders approval, any transaction or series of related transactions (including any acquisition or disposal of assets) the value of which does not exceed the threshold agreed between the Parties in the Definitive Agreements;

(c)	subject to clause (b) above, any merger, consolidation, amalgamation, conversion, reorganization, scheme of arrangement, dissolution or liquidation involving any Operating Company or any member of its group;

(d)	subject to clause (b) above, any sale of all or substantially all of the assets of any Operating Company or any member of its group;

(e)	subject to a threshold to be agreed, any debt financing transaction (for avoidance of doubt, not including any equity-linked debt or other equity derivatives) that exceeds the CEO threshold;

(f)	any organizational or reporting changes to the management structure of the Company;

(g)	the payment of any dividends by the Company and each Operating Company;

(h)	appointment of the auditors of any Operating Company (subject to auditor independence requirements of the Company and the Parties);

(i)	the approval of the audited accounts of the Company and any Operating Company;

(j)	entry into any related party agreement or transaction by the Company or any Operating Company, subject to exceptions to be agreed and to any additional requirements for independent director approval under applicable law;

(k)	appointment, re-appointment or early termination of the employment of the CEO and any other senior executive of the Company, as well as CEOs of each Operating Company;

(l)	approval of any matter to be submitted to the Company’s shareholders by the Board or the shareholders or pursuant to applicable law for a vote; and

(m)	any other matters reasonably proposed by any of the Parties.

(ii) Decisions of the Board shall be made by simple majority of the Board members, except for (a) related party transactions that shall require simple majority of the non-interested Board members, (b) approval for the headquarters budget that shall require a qualified majority of the Board, (c) the appointment, reappointment or early termination of the CEO of the Company or of any Operating Company, which shall require a qualified majority of the Board and (d) such other matters as may be agreed by the Parties that shall require a qualified majority of the Board.

2.3.3

The Parties shall cause the Board to consist of at least nine (9) directors (“Directors”), of which at least two (2) Directors shall be independent. Irrespective of the number of Directors and subject to clause 3.1, the Parties agree that the aggregate Board representation by Sonera Parties shall be equal to the aggregate Board representation by Alfa Parties and AF Telecom Parties (as defined in clause 3.2) or, if the AF Telecom Parties do not become a shareholder of the Company, that the aggregate Board representation by Sonera Parties shall be equal to the aggregate Board representation by Alfa Parties. The Parties agree that, in aggregate, such directors shall constitute at least a qualified majority of the Board. The Chairman of the Board will be selected among the independent Directors by the simple majority of the Board and will have no casting vote on any decisions. The rights to Board representation under this Agreement shall not be transferrable except as provided in clause 3.4.

2.3.4	The initial independent Directors shall be elected by the Parties’ joint decision and subsequently candidates for the positions of independent Directors shall be proposed to the shareholders for selection by the Board based on the recommendation of the nomination committee. The candidates for independent Directors shall have, in addition to standard requirements for director appointment to an international telecommunications company of the size and scope of the Company, the following qualifications (a combination of either (i) and (ii) or, alternatively, (i) and (iii)): (i) meaningful experience as a director or senior executive of companies operating in emerging markets, (ii) meaningful experience in Russia or other CIS countries with a preference (but not a requirement) for Russian language proficiency, and/or (iii) meaningful experience in Turkey with a preference (but not a requirement) for Turkish language proficiency.

2.3.5	Subject to applicable law, minority shareholders of the Company will also be entitled to propose their candidates for nomination as Board members.

2.3.6	The Company will operate a nomination committee together with such other committees as may be considered appropriate. The members of the nomination committee will be selected by the Board from among their members on an annual basis. The nomination committee shall comprise an equal number of representatives from each major shareholder and shall have an agreed deadlock mechanism that may include an appointment of independent directors to the nomination committee.

2.3.7	CEO. The CEO shall be selected by a qualified majority of the Board and shall be independent from each major shareholder. The authority of the CEO shall include, inter alia: (i) entering into transactions below certain thresholds agreed by the Parties in the Definitive Agreements, (ii) identifying and recommending for Board approval, the Company’s senior executives and CEOs of each Operating Company, (iii) identifying, negotiating and proposing to the Board M&A Transactions, (iv) entering into ordinary course transactions permitted under existing credit, loan, debt or other borrowing facilities previously approved by the Board, including borrowings and repayments of principal and interest, and (v) such other ordinary course of business activities as are customarily within the authority of the CEO.

2.3.8	The CEOs of the Operating Companies shall have full operational authority and responsibility, and shall report directly to the CEO and the Board of the Company and they shall comprise, together with other senior executives, the senior managers of the Company. The senior managers of the Company shall be appointed, re-appointed and terminated by the CEO following the approval by the Board.

2.3.9

Subject to applicable law and stock exchange regulations, the board of directors of each Operating Company and TH shall consist of (i) an equal number of representatives of the major shareholders, with board representation by Sonera Parties equal to the aggregate Board representation by Alfa Parties and AF Telecom Parties or, if the AF Telecom Parties do not become a shareholder of the Company, board representation by Sonera Parties equal to the Board representation by Alfa Parties (which major shareholder representatives shall in aggregate form the majority of that board and each of whom shall vote in a manner consistent with decisions of the Board) and (ii) one or more senior executives of the Company appointed by the CEO upon approval of the Board.

2.4	Each of the Operating Companies shall continue to operate and market its services using their respective brand names and intellectual property as exist at the Closing Date until otherwise determined by the Board upon the CEO’s recommendation.

2.5	Subject to applicable legal requirements and to the Company having sufficient legal reserves and taking into account any reasonable and lawful restructuring activities to increase such reserves, the Parties agree to procure that the Company’s dividend policy shall be to regularly distribute dividends of at least an agreed percentage of the free cash flow of the Company based on a mutually agreed decision of the Parties that shall allow for operating the Company within the range of a reasonable level of leverage as measured by debt/EBITDA and debt/equity ratios.

3.	SHAREHOLDER MATTERS

3.1	The Parties agree that the shareholders agreement between the major shareholders of the Company (the “Shareholders Agreement”) shall become effective at the date of closing of the contributions of the direct and indirect stakes in the Operating Companies to the Company by the Parties (the “Closing Date”) and shall be terminated (i) by mutual written consent of the parties thereto, or (ii) with respect to such party only, once that party’s shareholding falls substantially below its ownership level as of the Closing Date.

3.2	The Parties agree that, at the Closing Date, and assuming that all shareholdings in MegaFon currently held by (i) the Alfa Parties, (ii) the Sonera Parties and (iii) persons other than the Alfa Parties and the Sonera Parties (such other persons, the “AF Telecom Parties”) are contributed into the Company, the shareholdings in the Company of the Sonera Parties shall be substantially equal to the aggregate shareholding of the Alfa Parties and the AF Telecom Parties.

3.3	In accordance with clause 1.1 above, the Parties shall negotiate and agree in the Definitive Agreements limitations on acquisitions and disposals of shares of the Company that will include the following principles: (i) without the consent of the Alfa Parties and, if the AF Telecom Parties are parties to the Shareholders Agreement, the consent of the AF Telecom Parties, none of the Sonera Parties or any of their affiliates will take any steps designed to, with the purpose or intention of, or with the effect of the Sonera Parties taking control of the Company or its subsidiaries, including, without limitation, by acquiring directly or indirectly any additional shares or derivative securities in the Company or its subsidiaries, (ii) without the consent of the Sonera Parties, none of the Alfa Parties, the AF Telecom Parties (if they are parties) or any of their affiliates will take any steps designed to, with purpose or intention of, or with the effect of the Alfa Parties, the AF Telecom Parties or both of them collectively taking control of the Company or its subsidiaries, including, without limitation, by acquiring directly or indirectly any additional shares or derivative securities in the Company or its subsidiaries, and (iii) none of the parties to the Shareholders Agreement, whether together or in concert with third parties, will be able to circumvent the principles in (i) and (ii) through sales and repurchases or other transactions. For purposes of this clause 3.3, “Control” means the ability of a person (together with their affiliates and any other person with whom they have an agreement or arrangement for the purpose of acquiring, holding, voting or disposing of direct or indirect interests in the Company or its subsidiaries or other concerted actions) to (i) elect a majority of the board of directors of the Company or its subsidiaries, (ii) control a majority of the votes at a shareholders meeting of the Company or its subsidiaries or (iii) own a majority in economic interest of the Company or its subsidiaries.

3.4	Subject to the prior written notification to the other parties, a party shall be permitted to transfer, without restrictions, any or all of its Company shares to any affiliate, provided, however, that such affiliate becomes a party to, and agrees to be bound by, the terms of the Shareholders Agreement such that the collective rights and obligations of the transferee and the transferring Party are the same after the transfer as the rights and obligations of the transferring Party prior to the transfer, and if such affiliate ceases to be an affiliate of that Party, that Party will procure that such affiliate transfers all of its shares in the Company back to that Party or an affiliate of that Party.

3.5	The Company and each of the Parties will not be restricted in pursuing investment opportunities in any jurisdiction, including those jurisdictions where either the Party or the Company has any interest. The Parties shall agree in the Definitive Agreements a conflict resolution mechanism that shall apply if any such investment may potentially cause the existing Party or Company to divest all or part of its existing investment, or suffer any negative competition, anti-trust or other regulatory fines or penalties. The conflict resolution mechanism will be based upon the principle that the Parties, on the one hand, and the Company, on the other hand, shall resolve conflicts on a “first in, last out” basis.

3.6	The Parties will procure that the organisational documents of the Company shall not be inconsistent with and, to the extent necessary to ensure their effectiveness, include the terms of the Definitive Agreements and shall provide that the Company may not give effect to any transfer of interests in the Company that is not in accordance with the terms hereof and of the Definitive Agreements.

4.	JOINT VENTURE

4.1	As soon as possible after the BVI Disputes Resolution Date (as defined in Schedule 5) occurs, the Parties will (i) implement the arrangements described in clause 6.2, (ii) enter into the Definitive Agreements in accordance with clause 1.1 and (iii) use their respective best efforts to obtain any necessary approvals (to the extent that such approvals have not previously been obtained) in accordance with clause 1.6 and to cause the Closing Date to occur within 6 (six) months following the execution of the Definitive Agreements. Subject to Schedule 4.1, if the Closing Date does not occur within such period or the execution of the Definitive Agreements does not occur within 6 (six) months of the BVI Disputes Resolution Date, then the Parties shall use their best efforts on commercially reasonable terms to enter, prior to the termination of this Agreement under clause 12 and subject to receipt of all applicable regulatory and other third party approvals, into an agreement or a series of agreements to restructure, through a series of sale and contribution transactions, their respective current interests, direct or indirect, in each of the Operating Companies in such a manner (each, a “Joint Venture Restructuring”) that will result in the creation of either one or both of:

(a)	with respect to Turkcell (the “Turkish JV”), (i) TH being reorganized to have only one class of shares, (ii) the Sonera Parties and any of their affiliates holding in aggregate 50% of all outstanding shares in TH and 8.8% of Turkcell shares, (iii) ATT and any of its affiliates holding in aggregate 50% of all outstanding shares in TH and 5.0% of Turkcell shares, and (iv) TH holding in aggregate 51% of all outstanding shares of Turkcell, and

(b)	with respect to Megafon, (i) creation of a joint venture in a mutually agreed jurisdiction (“MFJV”) into which the Parties shall contribute their and their respective affiliates’ current direct and indirect shareholdings in Megafon, (ii) all decisions at the shareholder level of MFJV shall be taken jointly, and (iii) economic stakes of the Parties being determined by their respective contributions with no premiums applicable.

4.2	The Parties shall procure that the current TH shareholders agreement and articles of association shall be amended to, and MFJV shareholders agreement and articles of association shall, reflect the Joint Venture Restructurings and the following corporate governance principles of TH and MFJV:

a)	The Parties shall have equal representation on each board of directors of TH and MFJV, which shall also have such number of independent members that shall allow for effective resolution of any disputes that may arise,

b)	All decisions at the board of directors level shall require simple majority of the votes except for certain matters that shall require qualified majority of the board of directors to be determined by the Parties, and

c)	Other conflict resolution mechanisms shall apply to address deadlock at the board and shareholders levels.

4.3	The Parties agree that, since the joint venture arrangements set forth in clauses 4.1-4.2 above shall be an intermediate step until the Parties resolve any issues that have precluded the Parties from either entering into, or closing the transactions contemplated by, the Definitive Agreements, (a) no Party shall enter into any agreements or other arrangements (whether written or oral) with respect to the ownership or control, direct or indirect, of any of the Company and Operating Companies without each other Party’s prior written consent, and (b) the Parties shall use their best efforts on commercially reasonable terms to resolve any such issues and work towards the contribution of the assets into the Company as contemplated in this Agreement.

4.4	The Parties further agree that the premium that ATT shall have accrued as a result of the Turkish JV described in clause 4.1(a) above in the form of 3.5% of Turkcell shares shall no longer be applicable if the closing under clause 4.3 above occurs, and the Parties shall procure that the contributions of the direct and indirect interests in Turkcell to the Company in connection with such closing shall be structured in a manner that shall ensure that the premium accrued by ATT shall be reversed and the resulting ownership of the Company shall reflect no such premium.

5.	PURSUIT AND RESOLUTION OF THE ATT CLAIM AND THE SHBV CLAIM

The Parties agree to pursue and resolve the ATT Claim and the SHBV Claim and then proceed following resolution of those claims as set out in Schedule 5 to this Agreement.

6.	INTERIM ARRANGEMENTS

6.1	Without limitation of provisions of clause 4.3, in order to protect the interests of the Parties in the period starting on the date of this Agreement and ending on the date of termination of this Agreement, each of the Alfa Parties and the Sonera Parties will not, and each of them will procure that their affiliates will not, without the other Party’s prior written consent, enter into any agreement or arrangement (and each of them shall keep the other parties fully informed of any discussion or negotiation as promptly as possible) with any other party with respect to the ownership or control of any direct or indirect right, title or interest in any Operating Company.

6.2

Each of ATT and SHBV agrees that, from and following the Acquisition Date, it shall, and shall cause their respective affiliates to, (i) use their best efforts to ensure as soon as and to the extent reasonably possible after the Acquisition Date that the board of directors of Turkcell consists of 2 (two) candidates each for the Alfa Parties and the Sonera Parties and 3 (three) independent candidates and (ii) exercise their voting or other rights with respect to ownership and management of Turkcell, except as otherwise may be agreed between the parties in writing, to cause TH and Turkcell (a) to conduct its respective business in the ordinary course (including by not selling or transferring Fintur other than as described in this Agreement, subject to compliance with applicable law, including, without limitation, fiduciary obligations) in accordance with present policies and as heretofore conducted, (b) to preserve its respective business organization materially intact, (c) to maintain or renew all existing authorizations necessary to carry out their respective businesses as currently conducted and to comply with all of the terms and conditions thereof, and (d) to declare and pay dividends in accordance with their respective established policies and procedures. Unless otherwise required by applicable law, the Parties shall not, and shall not permit any of their respective affiliates, to take any action that would contradict the purposes of this Agreement.

7.	COMPROMISE OF CLAIMS

7.1	During the term of this Agreement, the Alfa Parties and the Sonera Parties agree not to commence or proceed with, or encourage or procure others to make or pursue, any and all claims arising out of conduct prior to the date hereof (the basis of which is known as of the date hereof) that each has or may have against the others or against regulatory bodies or against the third parties identified by name in this clause 7.1 arising out of or related to their respective acquisition or operation of their direct or indirect stakes (including without limitation the distribution of dividends) in telecom assets in Russia and Turkey, including, without limitation, any claim against Alfa Parties, CTH or Cukurova Telecom International Limited, a BVI company that is a wholly owned subsidiary of CTH, in connection with the transactions prior to the date hereof in which the Alfa Parties acquired an indirect interest in the TH Shares (all such claims, the “Compromised Claims”), and shall, as soon as practicably possible, take all actions necessary to stay any such existing claims against the other party or its affiliates without prejudice, provided that until the Settlement Date the Parties may take such action as is reasonably necessary to preserve the Compromised Claims.

7.2	The Compromised Claims shall be deemed fully and finally settled and the parties shall, as soon as practicably possible, take all actions necessary for any such existing claims against the other party or its affiliates to be dismissed in full with prejudice, upon the first to occur (the “Settlement Date”) of (i) termination of this Agreement in accordance with clause 12, provided that the Parties against whom the respective claims are to be settled have satisfied their payment obligations hereunder, (ii) the occurrence of the Closing Date or (iii) the closing of both of the Joint Venture Restructurings.

7.3	For the avoidance of doubt, this clause 7 shall not preclude the bringing or enforcement of any claims arising out of the obligations imposed by this agreement.

8.	FURTHER ASSURANCE

Each party must, and must ensure that any necessary third party (a) will (at each party’s own cost), execute all documents and do all acts and things as may be reasonably required without undue delay for the purpose of giving effect to the provisions of this Agreement, (b) will not take any action that is inconsistent with or frustrates any of the purposes of this Agreement and (c) will not delay or refuse to take any action as may be reasonably required for the purpose of giving effect to the provisions of this Agreement.

9.	CONFIDENTIALITY

Subject to public disclosure obligations, each party must not disclose any information relating to the negotiation of this Agreement unless it has first obtained the other parties’ written permission.

10.	ASSIGNMENT

A party may not assign, transfer, charge or deal in any other manner with this Agreement or any of its rights under it (including holding an interest on trust for another), nor purport to do so, nor sub-contract any or all of its obligations under this Agreement without having obtained the prior written consent of the other party.

11.	NOTICES

11.1	Method of giving a notice or other communication

A notice, permission or other communication under or in connection with this Agreement must be:

(a)	in writing;

(b)	in English;

(c)	signed by or on behalf of the person giving it; and

(d)	delivered by hand or courier or sent by fax to the relevant party to the contact, address and fax number set out in clause 11.2 (or if otherwise notified by the relevant person under clause 11.6 to such other contact, address or fax number as has been so notified).

11.2	Addresses

The contact, address and fax number for each party is (unless otherwise notified under clause 11.6):

(a)	in the case of ATT and/or Altimo as follows:

Address:	Altimo Holdings & Investments Ltd.
Savvinskaya nab., 11
Moscow 119435
Fax:	+7 495 981 44 88
Attention:	Yuri Musatov;

with a copy to:

Address:	Lovells LLP
Atlantic House, Holborn Viaduct
London EC1A 2FG
Fax:	+44 (0) 207 296 2001
Attention:	Chris Hardman

(b)	in the case of TSAB, SHBV and/or TSF, as follows:

Address:	TeliaSonera AB
Stureplan 8
SE-106 63 Stockholm, Sweden
Fax:	+46 8 94 64 70
Attention:	General Counsel

with a copy to:

Address:	Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
Fax:	+44 (0) 20 7959 8950
Attention:	John Hardiman, Jay Clayton and Adam McLain

11.3	Time that notice or communication is deemed given

Unless there is evidence that it was received earlier, a notice or other communication that complies with clause 11.1 and 11.2 is deemed given:

(a)	if delivered by hand or courier, at the time of delivery, except as provided in clause 11.4; or

(b)	if sent by fax, at the time of its transmission, except as provided in clause 11.4.

11.4	Effect of delivery before 9.00 am and/or after 5.00 pm or on a non-Business Day

(a)	If deemed delivery under clause 11.3 of a notice or other communication delivered by hand or courier or sent by fax occurs before 9.00 am on a Business Day, the notice or other communication is deemed delivered at 9.00 am on that day.

(b)	If deemed delivery under clause 11.4 of a notice or other communication delivered by hand or courier or sent by fax occurs after 5.00 pm on a Business Day or on a day which is not a Business Day, the notice or communication is deemed to have been given at 9.00 am on the next Business Day.

11.5	Relevant time of day

In this clause, a reference to time is to local time in the country in which the recipient of the notice or communication is located.

11.6	Notification of change in notice details

A party may notify the others of a change to any of the details for it. The notice must comply with the terms of clause 11.1 and must state the date on which the change is to occur. That date must be on or after the fifth Business Day after the date on which the notice is delivered.

12.	DURATION OF THIS AGREEMENT

Unless terminated by agreement in writing between all the parties, this Agreement shall remain in force until the earlier of (a) subject to clause 12(b) of Schedule 5, expiration of a thirty (30) month period after the date of this Agreement, provided that the BVI Disputes Resolution Date does not occur before such date, or (b) expiration of an eighteen (18) month period following the BVI Disputes Resolution Date, provided that neither the Closing Date nor the closing of both Joint Venture Restructurings has occurred before the expiration of such period. The provisions of clauses 1.5, 1.7, 7 through 12, 14 through 17 and 20 through 23, Schedule 4.1, clauses 4, 8 through 10 and 14 of Schedule 5 and any other Schedules to this Agreement (to the extent referenced by or incorporated into other provisions of this Agreement that survive termination) shall survive the termination of this Agreement.

13.	REPRESENTATIONS OF THE PARTIES

The Parties hereto represent to each other that (a) this Agreement has been duly authorized and executed by it and constitutes a valid and legally binding obligation of it, enforceable in accordance with its terms except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization or other similar applicable laws relating to or limiting creditor’s rights generally or by general equitable principles, (b) neither the making of this Agreement nor the compliance with its terms will conflict with or result in a breach of any of the terms, conditions or provisions of, or constitute a default or require any consent under, any indenture, mortgage, agreement or other instrument or arrangement to which it is a party or by which it is bound and (c) the Parties to this Agreement hold or control all of the direct and indirect interests in the Operating Companies held by them and their affiliates, except to the extent such interests are the subject of the ATT Appropriation Proceedings.

14.	COSTS

Except where this Agreement provides otherwise, each party must pay its own costs incurred in connection with the negotiation, preparation, execution and implementation of this Agreement.

15.	VARIATION

A variation of this Agreement is valid only if it is in writing and signed by each party or its duly authorised representative.

16.	WAIVER

Failure to exercise, or a delay in exercising, a right or remedy provided by this Agreement or by law does not constitute a waiver of the right or remedy or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents the further exercise of the right or remedy or the exercise of another right or remedy. A waiver of a breach of this Agreement does not constitute a waiver of a subsequent or prior breach of this Agreement.

17.	RIGHTS AND REMEDIES ARE CUMULATIVE

The rights and remedies provided by this Agreement are cumulative and do not exclude any rights and remedies provided by law.

18.	COUNTERPARTS

This Agreement may be entered into in any number of counterparts and any party may enter into this Agreement by executing any counterpart. A counterpart constitutes an original of this Agreement and all executed counterparts together have the same effect as if each party had executed the same document.

19.	ENTIRE AGREEMENT

19.1	Entire Agreement

This Agreement sets out the entire agreement between the parties in respect of the subject matter of this Agreement and supersedes any previous agreement or arrangement between the parties relating to the subject matter of this Agreement.

19.2	No reliance on a statement outside the Agreement

Each party agrees and acknowledges that it has not relied on or been induced to enter into this Agreement by a warranty, statement, representation or undertaking which is not expressly included in this Agreement.

19.3	No remedy for a statement outside the Agreement

No party has any claim or remedy in respect of a warranty, statement, misrepresentation (whether negligent or innocent) or undertaking made to it by or on behalf of the other party in connection with or relating to the subject matter of this Agreement which is not expressly included in this Agreement.

19.4	Clause does not apply in the event of fraud

Nothing in this clause 19 limits or excludes liability arising as a result of fraud, wilful concealment or wilful misconduct.

20.	INVALIDITY

If a provision of this Agreement is found to be illegal, invalid or unenforceable, then to the extent it is illegal, invalid or unenforceable, that provision will be given no effect and will be treated as though it were not included in this Agreement, but the validity or enforceability of the remaining provisions of this Agreement will not be affected. In such case, the Parties shall attempt to negotiate a clause which is valid and enforceable and, to the extent possible, incorporates the form and substance of such provision.

21.	THIRD PARTY RIGHTS

21.1	Exclusion of Contracts (Rights of Third Parties) Act 1999

Save as provided expressly by clause 7.1 with respect to the third parties identified by name therein, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce this Agreement.

22.	GOVERNING LAW, JURISDICTION AND SERVICE OF PROCESS

22.1	Governing Law

This Agreement, the jurisdiction clause in it and all non-contractual obligations arising in any way whatsoever out of or in connection with this Agreement are governed by, construed and take effect in accordance with English law.

Jurisdiction

22.2	The courts of England have jurisdiction to settle any claim or dispute arising in any way whatsoever out of or in connection with this Agreement or the legal relationships established by this Agreement (“Dispute”).

22.3

Arbitration under clause 1.7 may be initiated by any party. Arbitration shall be under the rules of the London Court of International Arbitration. The situs of the arbitration shall be London. The language of the arbitration shall be English and the procedural law governing the arbitration shall be English law. The arbitral tribunal shall consist of one arbitrator who shall be English law qualified of at least ten years’ standing with experience in commercial disputes and international arbitration. The arbitrator shall be appointed by the London Court of International Arbitration. The arbitrator’s fees shall be borne by the parties in equal shares unless the arbitrator determines that the conduct of either the Alfa Parties or the Sonera Parties is such that either should bear all or a greater proportion of such fees, in which case the parties shall abide by the arbitrator’s determination.

22.4	Service of process

A document which starts or is otherwise required to be served in connection with any legal action or proceedings relating to a Dispute (“Process Document”) may be served in the same way as notices in accordance with clause 11. This sub-clause does not prevent a Process Document being served in another manner permitted by law.

22.5	Appointment of agent for service

(a)	Each of ATT and Altimo appoints Lovells LLP, Atlantic House, Holborn Viaduct, London EC1A 2FG, as its agent to accept service of any Process Document in England.

(b)	Each of TSAB, TSF and SHBV appoints TeliaSonera International Carrier UK Ltd., 95 Cromwell Road, 4th Floor, London SW7 4DL, as its agent to accept service of any Process Document in England.

(c)	Each of the parties must at all times maintain an agent for service of process in England and Wales. Any Process Document will be sufficiently served on the relevant party if delivered to the relevant agent at its address for the time being. Each party must not revoke the authority of their respective agent. If any agent ceases to be able to act as such or to have an address within the jurisdiction of the English courts, the relevant party must promptly appoint another agent (with an address for service within the jurisdiction of the English courts). Each party must notify the other parties within ten Business Days of any change in the identity or address of its agent for service of process.

(d)	This clause 22.5 does not prevent a Process Document being served in another manner permitted by law.

23.	LANGUAGE

The English language version of this agreement prevails if it is translated into a language other than English.

This Agreement has been duly executed by the parties on the day and year first above written.

Signed by	)
for and on behalf of	)
Alfa Telecom Turkey Limited	)

Signed by	)
for and on behalf of	)
Altimo Holding and	)
Investments Limited	)

Signed by	)
for and on behalf of	)
TeliaSonera AB	)

Signed by	)
for and on behalf of	)
Sonera Holding B.V.	)

Signed by	)
for and on behalf of	)
TeliaSonera Finland OYJ	)